Christina T. Roupas +1 312 881 6670 croupas@cooley.com	Via EDGAR

January 16, 2025

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Dale Welcome
Andrew Blume
Patrick Fullem
Jay Ingram

Re:	AIRO Group Holdings, Inc.
Draft Registration Statement on Form S-1
Submitted December 13, 2024
CIK: 0001927958

Ladies and Gentlemen:

On behalf of AIRO Group Holdings, Inc. (the “Company”), we are providing this letter in response to comments (the “Comments”) received from the staff of the U.S. Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by letter dated January 8, 2025 with respect to the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on December 13, 2024 (as amended from time to time, the “Draft Registration Statement”). The Company is concurrently confidentially submitting Amendment No. 1 to the Draft Registration Statement (“Amendment No. 1”), which includes changes to reflect responses to the Staff’s Comments and other updates.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of Amendment No. 1. Capitalized terms used but not defined herein are used herein as defined in Amendment No. 1.

General

1.	Please revise, in the appropriate section, to describe the various factors considered in determining the offering price. Refer to Item 505(a) of Regulation S-K.

In response to the Staff’s Comment, the Company has revised the disclosure on page 162 of Amendment No. 1.

2.	Please revise, in the appropriate section, to include a description of your property. Refer to Item 102 of Regulation S-K.

In response to the Staff’s Comment, the Company has revised the disclosure on page 114 of Amendment No. 1.

3.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications.

The Company undertakes to provide the Staff with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act whether or not the Company retained, or intends to retain, copies of those communications.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

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U.S. Securities and Exchange Commission January 16, 2025 Page Two

Industry and Other Data, page iii

4.	We note your disclosure that certain industry data included in your registration statement was obtained from third-party sources. Please clarify whether you commissioned any of the third-party data presented in your registration statement. To the extent that you commissioned any such data, please provide the consent of the third party in accordance with Rule 436 of the Securities Act.

The Company respectfully advises the Staff that the Company has not commissioned any of the third-party data presented in the Draft Registration Statement and has revised the disclosure on page 62 of Amendment No. 1.

Summary Consolidated Financial Data, page 14

5.	We note the place holders in your table for “Pro forma net loss per share” and “Pro forma weighted-average shares” that will be computed using “pro forma net loss.” Please provide pro forma financial statements pursuant to and compliant with Article 11 of Regulation S-X. In doing so, ensure the pro forma financial statements reflect all transactions expected to occur in connection with your offering, such as the conversion of debt and the vesting of stock-based awards.

The Company has revised the disclosure on page 14 of Amendment No. 1 to clarify that pro forma net loss per share and the weighted-average number of shares used in computation of the per share amounts were computed to give effect to all offering-related transactions, including the issuance of shares of common stock in respect of various convertible debt and other obligations described in Amendment No. 1. Accordingly, the Company respectfully advises the Staff that pro forma financial statements pursuant to and compliant with Article 11 of Regulation S-X are not required to be included in the Draft Registration Statement and would not be material to an investor in light of the information included in Amendment No. 1.

Risk Factors

Our amended and restated certificate of incorporation will provide that the Court of Chancery…, page 55

6.	We note your disclosure that the federal district courts shall be the exclusive forum for actions arising under the Securities Act. Please state that there is uncertainty as to whether a court would enforce such provision.

The Company respectfully advises the Staff that the existing disclosure on page 55 of Amendment No. 1 includes disclosure that there is no assurance that the exclusive forum provisions will be enforced by a court in other jurisdictions.

Use of Proceeds, page 68

7.	We note your disclosure regarding the intended use of proceeds. Please revise to include the approximate amount intended to be used for each purpose. Refer to Item 504 of Regulation S-K.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 12 and 64 of Amendment No. 1.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

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U.S. Securities and Exchange Commission January 16, 2025 Page Three

8.	We note you intend to use a portion of the proceeds to repay certain convertible promissory notes. Please revise to include a description of the promissory notes to be paid, including the amount outstanding, interest rate, and maturity date. Refer to Instruction 4 to Item 504 of Regulation S-K. Also please ensure the use of proceeds section is consistent with the business combinations section beginning on page 73 and investor notes section on page 83.

In response to the Staff’s Comment, the Company has revised the disclosure on page 64 of Amendment No. 1.

Business Combinations, page 73

9.	Please revise your disclosure to clarify the amount outstanding under the Sky-Watch Promissory Note. Also please clarify if the amount outstanding under the Sky-Watch Promissory Note will become due five business days following this offering. If so, please discuss the impact the payments will have on your liquidity and capital resources after the offering. Also disclose the source of the funds to be used to make such payments.

In response to the Staff’s Comment, the Company has revised the disclosure on page 73 of Amendment No. 1.

Key Factors Affecting Our Performance

Global Supply Chain, page 74

10.	We note your disclosure on page 24 that you expect current supply chain issues to continue into 2025. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.

In response to the Staff’s Comment, the Company has revised the disclosure on page 74 of Amendment No. 1.

11.	We note you have implemented actions and programs designed to mitigate the impacts of supply chain disruptions. Revise to discuss known trends or uncertainties resulting from mitigation efforts undertaken. Explain whether any mitigation efforts introduce new material risks, including those related to product quality, reliability, or regulatory approval of products.

In response to the Staff’s Comment, the Company has revised the disclosure on page 74 of Amendment No. 1.

Investor Notes, page 83

12.	Please revise this section to clarify the maturity date of each investor note. We note disclosure that certain investor notes are to be paid prior to the closing of the BCA Transactions.

In response to the Staff’s Comment, the Company has revised the disclosure on page 83 of Amendment No. 1.

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

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U.S. Securities and Exchange Commission January 16, 2025 Page Four

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill, page 89

13.	Given the significant goodwill recorded in your Electric Air Mobility segment, a “development stage” segment which has not generated significant revenue to-date, please expand your disclosures related to the 2024 impairment test to address the following:

●	Discuss the changes to your revenue assumptions that resulted in an increase of projected revenue in years 1 and 2 of commercialization as compared to prior revenue estimates from your prior year testing date of October 1, 2023 for the same two-year period.

●	Please address your current estimate of when you expect commercialization for the Jaunt Journey and the downscaled cargo version of the Jaunt Journey will take place and how the timelines changed from prior impairment assessments.

●	Your disclosure states that “Mid-term and long-term EBITDA projections at maximum capacity have not significantly changed compared to our prior year testing date of October 1, 2023, but the shifting and corresponding discounting of these projections resulted in a significant decrease in the fair value of the Electric Air Mobility segment, which indicated impairment.” Please more fully explain how your EBITDA projections have shifted.

●	Disclose in reasonable detail your plans for this reporting unit to achieve profitability in the future. Your discussion should address the likelihood and anticipated timing of your plans and assumptions coming to fruition.

In response to the Staff’s Comment, the Company has revised the disclosure on page 91 of Amendment No. 1.

Business

Overview, page 95

14.	Please provide a basis for the statements relating to the total addressable market for your four business segments. If these estimates are based on industry reports, provide a citation to such reports. Please make corresponding changes to page 6.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 4, 5, 98 and 99 of Amendment No. 1.

Employment Arrangements with Our Named Executive Officers, page 133

15.	Please disclose if you have entered into employment agreements with each of your named executive officers. If you have entered into employment agreements with these executive officers, please provide a description and file the agreements as exhibits to your registration statement. Refer to Item 601(b)(10)(iii)(A) of Regulation S-K.

In response to the Staff’s Comment, the Company has revised the disclosure on pages 133 and 134 of Amendment No. 1 to disclose the terms of the Company’s existing employment agreements with its named executive officers and has filed such agreements as exhibits to Amendment No. 1.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, page 151

16.	Please clarify if the Court of Chancery of the State of Delaware exclusive forum provision applies to the Exchange Act.

In response to the Staff’s Comment, the Company has revised the disclosure on page 152 of Amendment No. 1.

* * *

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com

U.S. Securities and Exchange Commission January 16, 2025 Page Five

Please contact me at (312) 881-6670 with any questions or further comments regarding our responses to the Staff’s Comments.

Sincerely,

/s/ Christina T. Roupas
Christina T. Roupas

cc:	Captain Joseph Burns, AIRO Group Holdings, Inc.
Dr. Chirinjeev Kathuria, AIRO Group Holdings, Inc.
Yvan-Claude Pierre, Cooley LLP
Courtney Tygesson, Cooley LLP
Grady Chang, Cooley LLP

Cooley LLP 110 N. Wacker Drive Suite 4200 Chicago, IL 60606-1511

t: (312) 881-6500- f: (312) 881-6598 cooley.com